                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)*

                          DYNAMIC MATERIALS CORPORATION
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                                 (Name of Issuer)

                                   COMMON STOCK
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                          (Title of Class of Securities)

                                    267888105
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                                  (CUSIP Number)

                            Bruce C. Lueck, President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                  (612) 339-7151
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             (Name, Address and Telephone Number of Person Authorized
                      to receive Notices and Communications)
                                DECEMBER 22, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 267888105

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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          OKABENA PARTNERSHIP K, A MINNESOTA GENERAL PARTNERSHIP    41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                     [   ]

          N/A
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     (6)  Citizenship or Place of Organization

          MINNESOTA
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Number of      (7)  Sole Voting Power            -0-
Shares Bene-   ---------------------------------------------------------------
   ficially    (8)  Shared Voting Power          -0-
Owned by       ---------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power       -0-
   ing Person  ---------------------------------------------------------------
  With:        (10) Shared Dispositive Power     -0-
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          -0-
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             [   ]

          N/A
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     (13) Percent of Class Represented by Amount in Row (11)
                         0.0%
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     (14) Type of Reporting Person

          PN

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CUSIP No. 267888105

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 5 (the "Amendment") is filed with respect to the common stock of Dynamic Materials Corporation (the "Issuer") and amends the original Schedule 13D filed by Okabena Partnership K ("Partnership K") on June 27, 1990, Amendment No. 1 filed on June 18, 1996, Amendment No. 2 filed on July 26, 1996, Amendment No. 3 filed on February 13, 1997, and Amendment No. 4 filed on November 21, 1997.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended as follows:

          (a) Kohler Capital Management, Inc. is no longer providing portfolio management services and investment advice to Partnership K.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended as follows:

          (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of March 20, 1998, it had 2,789,508 shares outstanding.

CUSIP No. 267888105

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          (c) Since the date of Amendment No. 4 to Schedule 13D, Partnership
K has effected no transactions in the Issuer's common stock except the open market transactions described below which were effected through unaffiliated broker-dealers.

          DATE          TYPE OF TRANSACTION      SHARES       PRICE PER SHARE
          --------      -------------------     -------       ---------------
          08-28-98            Sale                6,500            $6.69
          09-01-98            Sale                5,000            $6.00
          12-22-98            Sale              252,500            $3.87

          (d) Not applicable.

          (e) On December 22, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None


                                      SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 22, 1999                OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By: /s/ BRUCE C. LUECK
                                           -----------------------------------
                                           Bruce C. Lueck,  President